Exhibit 99.1

NEWS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES ANNOUNCES RESOURCES OF OVER 1 MILLION OUNCES OF GOLD AT ITS WASAMAC PROPERTY

MONTREAL, Quebec, Canada, February 17, 2011 – Richmont Mines Inc. (TSX – NYSE Amex: RIC), (“Richmont” or the “Company”) is pleased to announce a significant increase in the estimated resource base for the Wasamac property, located 15 km west of Rouyn-Noranda, Quebec, and less than 10 km east of the Company’s Francoeur Mine. The property consists of three mining concessions and one claim, and covers an area of 7.58 km2 (757.65 hectares). There are no royalties on this 100%-owned property.

Highlights:

  Measured and Indicated resources of 5,093,180 tonnes grading 2.51 g/t Au for 411,073 ounces of gold;

  Inferred resources of 11,515,020 tonnes grading 2.72 g/t Au for 1,007,875 ounces of gold at December 31, 2010, versus 285,200 ounces of Inferred resources at December 31, 2009;

  Major 35,000 metre drilling program planned for 2011;

  Regulation 43-101 compliant technical report will be available on SEDAR within 45 days.

Richmont began a 10,000 metres (m) drilling campaign on this property in May 2010, with the goal of reassessing resources using a lower cut-off grade in order to evaluate the potential for an underground bulk mining operation. Subsequent to favourable results being obtained, the 2010 drilling program was extended to 20,000 m.

Martin Rivard, President and CEO, commented: “Results announced today confirm that the Wasamac property has the potential to play a pivotal role in our plan to transform Richmont into 200,000+ Au ounce producer. We are planning an additional 35,000 m of drilling on Wasamac in 2011, with the main objectives of expanding the overall resources and setting the parameters for completion of a scoping study by the end of 2011. Unquestionably, we are very enthusiastic about Wasamac’s long-term potential for Richmont and its shareholders.”

Drilling in 2011 will focus along a horizontal strike length of 2 km, and will target a maximum vertical depth of approximately -800 m, as highlighted in the longitudinal section below. The main targets are: the lower part of the Main Zone between the bottom of the mine and the Horne fault, the lower part of Zone 1, the upper and the lower western parts of Zone 2, and Zone 3. Some exploration holes will also target the area between the Main Zone and Zone 1, which is mostly unexplored.

Chart 1: Wasamac longitudinal section

http://media3.marketwire.com/docs/ENG_Longitudinal_section_Wasa_Shear.pdf

RICHMONT MINES ANNOUNCES RESOURCES OF OVER 1 MILLION OUNCES OF GOLD AT ITS WASAMAC PROPERTY
February 17, 2011

Table 1: Wasamac Resource Estimates as of December 31, 2010

		December 31, 2010	December 31, 2009
Measured Resources Indicated Resources	Tonnes Grade (g/t) Ounces Tonnes Grade (g/t) Ounces	1,715,288 2.81 155,043 3,377,892 2.36 256,030	- - - - - -
Total Measured + Indicated Resources	Tonnes Grade (g/t) Ounces	5,093,180 2.51 411,073	- - -
Inferred Resources	Tonnes Grade (g/t) Ounces	11,515,020 2.72 1,007,875	1,282,000 6.92 285,200

Notes	2010	2009(1)
Gold price (US$)	1,000	400
Cut-off grade (g/t Au)	1.5	4.45
Minimum width (m)	4.0	1.8
Bulk density (t/m3)	2.8	2.8

(1)	Resource evaluation completed in 2004.

Parameters used for resources estimation
The Wasamac database used in the calculation contains 121 surface Diamond Drill Holes (DDH), 696 underground DDH and 1,968 underground wall channels. The underground DDH and face samples located in the heart of the previously mined Main Zone were not included in the database. Gold assays used for grade estimation come from surface DDH (1,531 samples), all underground DDH (6,568 samples) and face samples (3,155 samples) in the periphery and outside of the Main Zone. All the DDH and face sample assay results and surveying data used in the calculation have been verified.

All of the underground development and stopes were modeled in three dimensions. All the blocks located inside the stopes and developments were eliminated from the model. There is a good comparison for the tonnage between the volume of the modeled stopes and historical production records.

Resources were estimated by 3D block modeling (Block dimension of 2 m x 2 m x 2 m wide) with Gems software and using 2 m composites. Grade estimation was done by Ordinary Kriging using parameters defined by a statistical study realized by Belzile Solutions Inc. (BSI). Grade estimation was verified and compared with an inverse square distance interpolation. A high grade assay capping value of 35 g/t Au was used. A density of 2.8 t/m3 for mineralized zones has been considered for tonnage calculation which is consistent with historical records and with the URSTM laboratory measurements completed in 2010.

Inside the modeled mineralized zone, the criteria to define the resource were a minimum of 4 m true width with a minimum average grade of 1.5 g/t Au. This cut-off was established using a gold price of US$1,000/oz. A 10 metre pillar was left around all of the old stopes with the exception of 3 small stopes in the lower part of the Main Zone which were discarded from the resources.

Resources classification was based on the criteria proposed in BSI’s statistical review of the Wasamac project. For the Main Zone: Measured resources correspond to the blocks interpolated in the first pass of Kriging (15 m x 7 m x 10 m search ellipse with a minimum of 3 and a maximum of 8 composites and a maximum of 2 composites from the same hole); Indicated resources correspond to the blocks interpolated in the second pass of Kriging (30 m x 12 m x 50 m search ellipse with a minimum of 3 and a maximum of 8 composites and a maximum of 2 from the same hole); Inferred resources correspond to the blocks interpolated in the third pass of Kriging (50 m x 15 m x 75 m search ellipse with a minimum of 1 and a maximum of 8 composites and a maximum of 2 composites from the same hole). Similar parameters were used for zones 1, 2 and 3.

RICHMONT MINES ANNOUNCES RESOURCES OF OVER 1 MILLION OUNCES OF GOLD AT ITS WASAMAC PROPERTY
February 17, 2011

Resources identified in four zones
Main Zone: Located at the bottom of the previous mine, this area was partly developed but almost not mined. With a dimension of about 300 m x 300 m and an average horizontal thickness of 22.4 m, this zone contains more than half of the Measured and Indicated Resources.

Zone 1: this zone extends from surface to -700 m with a lateral extension of about 150 m and an average horizontal thickness of 15.8 m. It was partly developed and mined in the upper part, but more drilling is required to define it better at depth. Zone 1 contains almost all the remaining Measured and Indicated resources.

Zone 2: this area contains half of the Inferred resources. It extends from an elevation of -250 to -850 m, reaches up to 300 m laterally with an average horizontal thickness of 12.1 m. It is still partly open at depth and more drilling is required in its upper portion. It also includes a small block near surface at an average horizontal thickness of 9.3 m.

Zone 3: this zone was tested with only 6 drill holes. It extends from an elevation of -250 to -500 m, continues laterally over 400 m with an average horizontal thickness of 11.9 m. All the resources are in the Inferred category.

Historical resources contained in the surface pillar of the Main Zone were not evaluated in this estimate and will be assessed at a later date.

Preliminary metallurgical testing
Some preliminary metallurgical tests on Zone 2 mineralization were completed in 2010 by URSTM (Unité de Recherche et de Service en Technologie Minérale) in Rouyn-Noranda. The hardness of the material (work index) is considered normal at 13.7 kw-h/tm. Reagents consumption is reasonable and the material is not acid generating. The Wasamac mineralization contains almost no free recoverable gold as most of the gold particules are less than 5 microns. A gold recovery of nearly 87% was obtained with a test of flotation-cyanidation with regrinding. More tests to identify methods to improve gold recoveries will be completed in 2011, as historical data show that recoveries in excess of 94% were achieved during the 1967 to 1970 period.

Additional details about the Wasamac property
Gold mineralization on the Wasamac property was originally discovered through surface trenching work in 1936. A considerable amount of exploration and development work has been carried out on the property since this discovery, and has resulted in the discovery of several ore bodies. Production of the Wasamac Mine between 1965 and 1971 totalled 1,892,448 tonnes grading 4.16 g/t Au for a total of 252,923 recovered ounces of gold, mostly from the Main Zone.

The Wasa Shear, host of the Wasamac mineralization, runs through the center of the property, with an east-west trend (260 degrees) and a northern dip between 50–55 degrees. The mineralization is closely associated with pyrite dissemination and alteration of the volcanic rocks within the shear zone. Five known gold bearing zones are located within this north dipping Shear, namely the Main Zone, Zone 1, Zone 2, Zone 3 and the MacWin Zone. Another zone of interest, the Wildcat Zone, is located approximately 300 m south of the Main Zone, within a south dipping structure sub-parallel to the Wasa Shear.

RICHMONT MINES ANNOUNCES RESOURCES OF OVER 1 MILLION OUNCES OF GOLD AT ITS WASAMAC PROPERTY
February 17, 2011

Drilling programs over the 2002 – 2004 period intersected mineralization inside the Wasa Shear Zone at depth, which demonstrated excellent potential. This drilling resulted in estimated Inferred Resources of 1,282,000 tonnes, grading 6.92 g/t Au, for 285,200 ounces of gold.

About Richmont Mines Inc.
Richmont Mines has produced over 1,200,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Company currently produces gold from its Island Gold and Beaufor mines, and expects to begin production from its Francoeur Mine in mid-2011, which will increase Richmont’s production to 100,000 ounces of gold on an annual basis. With extensive experience in gold exploration, development and mining, the Company is well positioned to cost-effectively build its North American reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The reserve and resource estimates in this press release were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

Regulation 43-101
The exploration program was conducted by qualified persons as defined by Regulation 43-101. Specifically, the program was overseen by Mr. Daniel Adam, Geo., Ph.D., Exploration Manager, a qualified person as defined by Regulation 43-101, and an employee of Richmont Mines Inc.

The analyses were conducted at the Lab-Expert laboratory in Rouyn-Noranda, Quebec, by means of fire assay fusion with atomic absorption (AA) and gravimetric finish.

For more information, please contact:

Investor Relations:	Media Contact:
Jennifer Aitken	Ian Bolduc
RICHMONT MINES INC.	EDELMAN Public Relations
Phone: 514 397-1410	Phone: 514 844-6665 ext. 224
E-mail: jaitken@richmont-mines.com	E-mail: ian.bolduc@edelman.com

Ticker symbol: RIC
Listings: TSX – NYSE Amex
Web Site: www.richmont-mines.com